UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Stellus Private Credit BDC
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 355,106.8*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,151,218.0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,218.0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

* The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater Enhanced Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 355,106.8*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 575,609.0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,609.0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

* The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS New York State Nurses Association Pension Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 710,774.0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 710,774.0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,774.0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,065,880.9
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,437,601.0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,601.0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Stephen Nesbitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,065,880.9
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,437,601.0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,601.0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Stellus Private Credit BDC (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4400 Post Oak Parkway, Suite 2200 Houston, Texas 77027

Item 2.	Names of Persons Filing:

This Schedule 13G is being filed on behalf of the following:

(i)       Cliffwater Corporate Lending Fund, a Delaware statutory trust (“CCLF”);

(ii)      Cliffwater Enhanced Lending Fund, a Delaware statutory trust (“CELF”);

(iii)     New York State Nurses Pension Plan (the “Pension Plan”);

(iv)     Cliffwater LLC, a Delaware limited liability company (the “Adviser”); and

(v)      Stephen Nesbitt (“Mr. Nesbitt”), a U.S. citizen.

CCLF, CELF, the Pension Plan, the Adviser and Mr. Nesbitt are collectively referred to as the “Reporting Persons.” The Adviser is the investment adviser of CCLF, CELF, and the Pension Plan. Mr. Nesbitt is the Chief Executive Officer of the Adviser. The reporting persons are reporting indirect beneficial ownership of the Issuer’s Common Shares as a result of their investment in Stellus Private Credit BDC Feeder LP.

The address of the principal business office of the CCLF and CELF is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

The address of the principal business office of the Pension Plan is 3 Pine West Plaza Washington Ave Ex, Albany, New York 12205.

The address of the Adviser and Mr. Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.

The title and class of securities is Common Shares, par value $0.01 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The beneficial ownership of each of the Reporting Persons is as follows:

The information contained in Rows 5-11 of the respective cover pages of the filing persons is incorporated herein by reference. The CCLF and CELF have waived voting power with respect to any common shares beneficially owned by them in excess of five percent of the class.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Cliffwater LLC, a registered investment adviser.

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2024

Cliffwater LLC

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC,
Investment Adviser

	By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: Chief Executive Officer

Cliffwater Enhanced Lending Fund

By: Cliffwater LLC,
Investment Adviser

	By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: Chief Executive Officer

New York State Nurses Association Pension Plan

By: Cliffwater LLC,
Investment Adviser

	By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt
Title: Chief Executive Officer

Stephen Nesbitt

/s/ Stephen Nesbitt
Stephen Nesbitt

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).